Exhibit 99.3

SPROTT RESOURCE LENDING CORP.
as an Ordinary Partner

and

7603908 CANADA INC.
 as an Ordinary Partner

and

SPROTT LENDING CONSULTING LP
as Managing Partner

_______________________________________________________________________________________

AMENDED AND RESTATED PARTNERSHIP AGREEMENT
OF SPROTT RESOURCE LENDING PARTNERSHIP

March 29, 2013

_______________________________________________________________________________________

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS

Section	1.1	Definitions	1
Section	1.2	Interpretation	5

ARTICLE 2
THE PARTNERSHIP

Section	2.1	Name	6
Section	2.2	Fiscal Year	6
Section	2.3	Business of the Partnership	6
Section	2.4	Office of the Partnership	6
Section	2.5	Representations and Warranties of Each Ordinary Partner	6
Section	2.6	Actions Against Property and Assets	7
Section	2.7	Title	8
Section	2.8	Term of Partnership	8

ARTICLE 3
THE UNITS

Section	3.1	Number of Units	8
Section	3.2	Nature of the Units	8
Section	3.3	Unit Certificates and Confirmation	8
Section	3.4	Subdivision or Consolidation of Units: Fractional Units	9
Section	3.5	Receipt	9
Section	3.6	Registrar and Transfer Agent	9
Section	3.7	Inspection of Register	9
Section	3.8	Transfer of Units	10
Section	3.9	Successors in Interest of Ordinary Partners	10

ARTICLE 4
PARTNERSHIP CAPITAL

Section	4.1	Partnership Capital	10
Section	4.2	No Additional Contribution by Managing Partner	11
Section	4.3	Allocations of Net Profits and Losses for Accounting Purposes	11
Section	4.4	Capital Account	11
Section	4.5	Return of Capital	11

ARTICLE 5
MANAGEMENT OF PARTNERSHIP

Section	5.1	Management of Partnership	12
Section	5.2	Assignment of Rights of Managing Partner, Etc.	12
Section	5.3	Removal of Managing Partner	13
Section	5.4	Resignation of Managing Partner	13

Section	5.5	Power and Authority of the Managing Partner	14
Section	5.6	Evidence of Authority	15
Section	5.7	Limitations on Powers and Authority of Managing Partner	15
Section	5.8	Representations and Warranties of Managing Partner	16
Section	5.9	Specific Duties	17
Section	5.10	Compensation of Ordinary Partners	18
Section	5.11	Bank Accounts	18
Section	5.12	Insurance	18
Section	5.13	Partnership Loans	18

ARTICLE 6
LIABILITY AND INDEMNIFICATION

Section	6.1	Liability of the Managing Partner	19
Section	6.2	Liability of the Ordinary Partners	19
Section	6.3	Indemnification of the Partnership	19

ARTICLE 7
ACCOUNTING

Section	7.1	Books of Account	20
Section	7.2	Additional Financial Information	20
Section	7.3	Method of Accounting	21
Section	7.4	Appointment of Accountants	21
Section	7.5	Preparation of Tax Information	21

ARTICLE 8
DISTRIBUTION TO PARTNERS

Section	8.1	Distributions	21
Section	8.2	Timing of Distributions	22
Section	8.3	Determination and Allocation of Taxable Income and Loss	23

ARTICLE 9
ADMISSION AND WITHDRAWAL OF ORDINARY PARTNERS

Section	9.1	No Admission of New Ordinary Partners	23
Section	9.2	Assignment of Class B Units	23

ARTICLE 10
MEETINGS

Section	10.1	Special Meetings of Ordinary Partners	23
Section	10.2	Notice of Meetings and Quorum	24
Section	10.3	Powers Exercisable by Special Resolution	24
Section	10.4	Voting	25
Section	10.5	Proxies	25
Section	10.6	Conduct of Meetings	25
Section	10.7	Resolutions Binding	26

Section	10.8	Rules of Order	26
Section	10.9	Admission of Additional Ordinary Partners	26

ARTICLE 11
DEFAULT

Section	11.1	Deemed Default	27
Section	11.2	Notice of Default and Consequences	27

ARTICLE 12
LIQUIDATION AND DISSOLUTION OF PARTNERSHIP

Section	12.1	Liquidation or Dissolution of Partnership	27
Section	12.2	Right to Acquire Managing Partner Units	28
Section	12.3	Tax Catch-Up Balance	28

ARTICLE 13
AMENDMENT OF AGREEMENT

Section	13.1	Amendment by Managing Partner	28
Section	13.2	Amendment by Ordinary Partners	29

ARTICLE 14
UNDERTAKING

Section	14.1	Undertaking	29

ARTICLE 15
MISCELLANEOUS PROVISIONS

Section	15.1	Notices	29
Section	15.2	Binding Effect	30
Section	15.3	Governing Law	30
Section	15.4	Other Instruments	30
Section	15.5	Legal Construction	30
Section	15.6	Counterparts	30
Section	15.7	Taxes	30
Section	15.8	Time	30
Section	15.9	Currency	31

AMENDED AND RESTATED PARTNERSHIP AGREEMENT

THIS AGREEMENT made effective as of the 29th day of March, 2013

BETWEEN:

SPROTT RESOURCE LENDING CORP.,
a corporation existing under the laws of Canada
(hereinafter referred to as “SRLC”)

- and -

7603908 CANADA INC.,
a corporation existing under the laws of Canada
(hereinafter referred to as “SRLC Subco” and, together with SRLC, as the “Ordinary Partners”)

AND

SPROTT LENDING CONSULTING LP,
a limited partnership existing under the laws of Ontario
(hereinafter referred to as the “Managing Partner”).

WHEREAS:

(a)

the Managing Partner and the Ordinary Partners formed a general partnership (defined herein as the “Partnership”) under the name “Sprott Resource Lending Partnership” pursuant to a Partnership Agreement between them dated the 7th day of September, 2010, as amended by Amendment No. 1 dated December 23, 2010 and Amendment No. 2 dated June 1, 2011 (collectively, the “Original Agreement”); and

(b)

the parties hereto desire to amend and restate the Original Agreement and intend that the Partnership and their relationship in respect thereof be governed by this Agreement which shall record the agreement among the Partners respecting the Partnership going forward;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1	Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

“Accountant” means PricewaterhouseCoopers LLP or such other national accounting firm that is agreed to by the parties;

“Act” means the Partnerships Act (Ontario), as amended from time to time;

“Adjusted Net Profits of the Partnership” means, for any fiscal year of the Partnership, the Net Profits of the Partnership for such fiscal year less the sum of the following amounts: (i) the amount paid to the Managing Partner in respect of such fiscal year pursuant to Section 8.1(a) hereof; and (ii) the Public Company Costs for such fiscal year;

“Agreement” means this amended and restated partnership agreement, and any amendment hereto or amendment and restatement hereof made from time to time;

“Annual Hurdle” means, for any fiscal year of the Partnership, an amount equal to the product of the Average Annual Net Asset Value of the Partnership for such fiscal year multiplied by: (i) for any period prior to and excluding September 7, 2013, the average yield of the Canadian 3 Year Generic Bond Index (Bloomberg Ticker: GCAN3YR Index) or such successor index, or Canadian federal or provincial government bond having a term of approximately 3 years, as may be agreed to in writing by the Partners from time to time, not to exceed, in any case, a yield of 6.00%; and (ii) for any period from and including September 7, 2013, 5%;

“Authority Limits” means that document approved from time to time by the board of directors of SRLC which sets forth the terms, including credit policies, amounts and limits of delegation of authority to officers and employees of SRLC or the Managing Partner, in respect of and governing the making of loans or offering of credit or other financing transactions of the Partnership, including without limitation any related party transactions (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions);

“Average Annual Net Asset Value of SRLC” means, in respect of a fiscal year of SRLC, the average of the Net Asset Values of SRLC for each fiscal quarter of SRLC during such fiscal year;

“Average Annual Net Asset Value of the Partnership” means, in respect of a fiscal year of the Partnership, the average of the Net Asset Values of the Partnership for each fiscal quarter of the Partnership during such fiscal year;

“Bonus Initial Distribution” has the meaning ascribed thereto in Section 8.1(a) hereof;

“Business Day” means any day or part of a day on which the Toronto Stock Exchange is open for business;

“Capital” means, at any time, the aggregate amount of original capital contributed by the Partners through the subscription for and purchase of Units, plus any additional amounts contributed either by the contribution of additional capital by the Partners in accordance herewith or by the issue of additional Units;

“Capital Account” means the separate account to be established and maintained for each of the Ordinary Partners pursuant to Section 4.4 hereof;

“Class A Unit” means a Class A unit interest in the Partnership, with a subscription price of $100 per unit or such other amount as the Managing Partner may determine from time to time;

“Class B Unit” means a Class B unit interest in the Partnership, with a subscription price of $100 per unit or such other amount as the Managing Partner may determine from time to time;

“Credit Committee” means the credit committee of the Partnership as constituted from time to time, or any successor committee performing similar functions, which shall be made up of a majority of independent directors of SRLC;

“Executive Compensation” means the total compensation paid directly by the Partnership (and for greater certainty not by the Managing Partner) to the Nominees which, for any fiscal year of the Partnership, shall not exceed: (i) for any period prior to and excluding September 7, 2013, 2.0% of the Average Annual Net Asset Value of the Partnership for such fiscal year and (ii) for any period from and including September 7, 2013, 1.5% of the Average Annual Net Asset Value of the Partnership for such fiscal year;

“Expense Reimbursement” has the meaning ascribed thereto in Section 5.1(b) hereof;

“Initial Distribution” has the meaning ascribed thereto in Section 8.1(a) hereof;

“Management Profit Interest” has the meaning ascribed thereto in Section 8.1(a) hereof;

“Managing Partner” has the meaning set forth in the recitals hereto;

“Net Asset Value of SRLC” means, in respect of a fiscal quarter of SRLC, SRLC’s total assets less its total liabilities, all as at the end of such fiscal quarter as set forth in SRLC’s financial statements prepared in respect of such fiscal quarter;

“Net Asset Value of the Partnership” means, in respect of a fiscal quarter of the Partnership, the Partnership’s total assets less its total liabilities, all as at the end of such fiscal quarter as set forth in the Partnership's financial statements prepared in respect of such fiscal quarter;

"Net Profits of the Partnership” means, for any fiscal year of the Partnership, the net profits of the Partnership for such fiscal year as set forth in the Partnership's audited or reviewed financial statements prepared in respect of such fiscal year; provided that if the Partnership incurs net losses for such fiscal year, such amount shall be referred to herein as “Net Losses of the Partnership”;

“Nominees” means the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of SRLC and the two directors of SRLC nominated by the Managing Partner;

“Ordinary Partners” has the meaning set forth in the recitals hereto and includes any additional or subsequent Ordinary Partners or partners other than the Managing Partner;

“Ordinary Resolution” means a resolution (i) approved by more than 50% of the votes cast by those Ordinary Partners holding Class B Units who vote on the resolution, in person or by proxy, at a meeting of Ordinary Partners, or at any adjournment thereof, called in accordance with this Agreement or (ii) consented to in writing by Ordinary Partners holding more than 50% of the Class B Units;

“Original Capital Contribution” means the amount initially contributed by the Ordinary Partners through the subscription for Units pursuant to the provisions of Section 4.1 hereof;

“Partners” means, collectively, the Managing Partner and the Ordinary Partners;

“Partnership” has the meaning set forth in the recitals hereto;

“Partnership Business” means the making of bridge and mezzanine financing loans to precious and base metal mining, exploration and development companies, and oil and gas companies, and other resource related businesses;

“Public Company Costs” means an amount equal to the costs incurred by SRLC in carrying out its business in connection with: maintaining its books, records and offices, preparing, making and delivering to its security holders or filing with securities regulatory authorities any regulatory filings and/or continuous and/or timely disclosure documents and other related expenses but excluding any costs and expenses directly related to real estate assets;

“Register” means the register of Partners maintained by the Managing Partner;

“Resolution” means an Ordinary Resolution or a Special Resolution;

“Second Distribution” has the meaning ascribed thereto in Section 8.1(b) hereof;

“Special Resolution” means a resolution (i) approved by not less than 66 2/3% of the votes cast by those Ordinary Partners holding Class B Units who vote on the resolution, in person or by proxy, at a meeting of the Ordinary Partners, or at any adjournment thereof, called in accordance with this Agreement or (ii) consented to in writing by Ordinary Partners holding not less than 66 2/3% of the Class B Units;

“SRLC” means Sprott Resource Lending Corp., a corporation existing under the laws of Canada, as it may be renamed from time to time;

“SRLC Subco” means 7603908 Canada Inc., a corporation incorporated under the laws of Canada and being a wholly-owned subsidiary of SRLC;

“Subsequent Capital Contribution” means any amount(s) subsequently contributed, from time to time, by the Ordinary Partners through the subscription for Units pursuant to the provisions of Section 4.1 hereof;

“Tax Act” means Income Tax Act (Canada), as amended from time to time;

“Tax Catch-Up Amount” in respect of any fiscal year means the amount by which (i) the sum of any Initial Distributions, Bonus Initial Distributions and Second Distributions paid in respect of such fiscal year and the Tax Catch-Up Amount for the preceding fiscal year, exceeds (ii) the taxable income allocated to the Managing Partner pursuant to Section 8.3(a) in respect of such fiscal year;

“Taxes” means any and all value-added tax, sales tax, transfer tax or similar tax, including any taxes payable under Part IX of the Excise Tax Act (Canada); and

“Units” means, collectively, the Class A Units and the Class B Units.

Section 1.2	Interpretation

For all purposes of this Agreement, except as otherwise expressly provided for, or unless the context otherwise requires:

(a)	“this Agreement” means this partnership agreement as it may from time to time be supplemented or amended pursuant to the applicable provisions hereof;

(b)

the table of contents, headings, articles and sections hereof are for convenience of reference only and do not form a part of this Agreement nor are they intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(c)

all accounting terms not otherwise defined herein have the meanings ordinarily assigned to them in accordance with, and all computations made pursuant to this Agreement shall be made in accordance with Canadian generally accepted accounting principles (including, without limitation, International Financial Reporting Standards), as applicable from time to time applied on a consistent basis; notwithstanding the foregoing, the parties agree that any accounting policy changes, from time to time, that are retrospective in nature as they relate to distributions under this Agreement shall be applied as agreed to by the Partners acting reasonably on an equitable basis;

(d)	any reference to a currency herein is a reference to Canadian currency and the accounts of the Partnership shall be maintained in that currency;

(e)

any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto;

(f)	any reference to an entity shall include and shall be deemed to be a reference to any entity that is a successor to such entity; and

(g)	words importing gender shall include the masculine, feminine or neuter gender and words in the singular include the plural and vice versa.

ARTICLE 2
THE PARTNERSHIP

Section 2.1	Name

The Partnership shall carry on business under the name “Sprott Resource Lending Partnership” or such other name as the Managing Partner, acting reasonably, may determine from time to time. The Managing Partner shall notify the Ordinary Partners of any change in the name of the Partnership.

Section 2.2	Fiscal Year

The fiscal year of the Partnership shall end on December 31 in each calendar year or such other date as the Managing Partner, acting reasonably, may determine from time to time. The Managing Partner shall notify the Ordinary Partners of any change in the fiscal year of the Partnership.

Section 2.3	Business of the Partnership

The Partnership has been formed primarily for the purpose of making bridge and mezzanine financing loans to precious and base metal mining, exploration and development companies, and oil and gas companies, and other resource related businesses.

Section 2.4	Office of the Partnership

The principal office of the Partnership shall be at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario, M5J 2J2. The Managing Partner may, from time to time, change the location of the Partnership's principal office within the Province of Ontario. The Managing Partner shall give notice in writing to the Ordinary Partners of any change in the location of the principal office of the Partnership.

Section 2.5	Representations and Warranties of Each Ordinary Partner

Each Ordinary Partner represents, warrants and covenants to the Managing Partner that:

(a)	it is resident in Canada for the purposes of the Tax Act;

(b)	it is not a person an interest in which is a “tax shelter investment” for the purposes of the Tax Act;

(c)	it is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada);

(d)

it has the legal capacity or competence to enter into and be bound by this Agreement, and to take all actions required pursuant hereto, and further that all necessary approvals of directors, shareholders, partners, members, trustees or otherwise have been given in connection with the entering into of this Agreement;

(e)

this Agreement has been duly executed and delivered by the Ordinary Partner and constitutes a legal, valid and binding obligation of the Ordinary Partner enforceable against it in accordance with its terms, subject to usual exceptions regarding equitable remedies and creditors’ rights generally; and

(f)

the execution, delivery and performance by the Ordinary Partner of this Agreement does not or would not with the passage of time or the giving of notice, or both, constitute or result in a violation or a breach of or a default under its constating documents, by-laws or any agreement to which it is or will be a party or by which it is or will be bound or any law or regulation applicable to it.

Each Ordinary Partner covenants and agrees that, unless prior written notice is given to the Managing Partner, it will not cease to be resident in Canada for the purposes of the Tax Act, will not take any action or omit to take any action that would cause it to be a “tax shelter investment” for purposes of the Tax Act, or otherwise change its status as represented herein or transfer or purport to transfer its Units to any person, firm or corporation that is not resident in Canada or a partnership that is not a “Canadian partnership” for the purposes of the Tax Act or any person or partnership that is a “tax shelter investment” or in any other case if such change, transfer or purported transfer would have the effect of altering the status of the Partnership in relation to any of the above-mentioned statutes or any similar statute affecting such status. Each Ordinary Partner shall advise the Managing Partner on behalf of the Partnership upon request of its status under such statute or any similar statute affecting the status of the Partnership or of any other matter which affects or may from time to time affect such status. The Managing Partner may require those Ordinary Partners who are non-residents of Canada for the purposes of the Tax Act, or a partnership that is not a “Canadian partnership” for the purposes of the Tax Act, to sell their Units to persons resident in Canada for purposes of the Tax Act or partnerships that are “Canadian partnerships” for purposes of the Tax Act. In the event that an Ordinary Partner fails to comply with such a request, the Managing Partner shall have the right to sell such Ordinary Partner’s Units or to purchase the same on behalf of the Partnership at fair market value, as determined by an independent third party selected by the Managing Partner.

Section 2.6	Actions Against Property and Assets

No Ordinary Partner shall, in its capacity as an Ordinary Partner, register any lien, caveat, charge or other encumbrance against the property or other assets of the Partnership, whether real or personal, or permit any lien, caveat, charge or other encumbrance affecting them personally to be recorded or to remain undischarged against such property or assets, nor shall any Ordinary Partner bring any action for partition or sale in connection with such property or assets.

Section 2.7	Title

All assets and securities brought into the Partnership or acquired on account of the Partnership are assets of the Partnership and will be used by the Partners exclusively for the purposes of the Partnership Business. Except as prohibited by law or as expressly set forth in this Agreement, legal title to all such assets and securities shall be registered in the name of the Managing Partner (in trust for the Partnership), the Partnership or any entity which the Managing Partner determines to be the registered holder of title to Partnership assets or securities either as nominee or in trust for the Partnership.

Section 2.8	Term of Partnership

The Partnership, which commenced business as of September 7, 2010, shall continue until the happening of the earliest of:

(a)	the passing of a Special Resolution to dissolve the Partnership with the consent of the Managing Partner unless the Managing Partner shall have been removed in accordance with this Agreement;

(b)	the disposition of all or substantially all of the assets of the Partnership;

(c)	the date on which one Partner holds all of the Units; and

(d)

the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

ARTICLE 3
THE UNITS

Section 3.1	Number of Units

The Partnership is authorized to issue 100 Class A Units and an unlimited number of Class B Units.

Section 3.2	Nature of the Units

Each issued and outstanding Unit of a class shall be equal to each other Unit of such class with respect to all matters, including the right to receive distributions from the Partnership and otherwise, and no Unit shall have any preference, conversion, exchange, pre-emptive or redemption rights in any circumstances over any other Unit of a class. Each holder of Class B Units will be entitled to one vote for each Class B Unit owned by it in respect of all matters to be voted upon by the Ordinary Partners. Holders of Class A Units will not be entitled to any voting rights.

Section 3.3	Unit Certificates and Confirmation

The Partnership will not issue certificates evidencing the number of Units held by Partners. However, on any purchase or redemption of Units, the Partnership shall issue confirmation slips indicating the nature of the transaction effected by the Partner and the number of Units held by such Partner after such transaction.

Section 3.4	Subdivision or Consolidation of Units: Fractional Units

The Managing Partner may subdivide or consolidate the Units of a class in such manner as it considers appropriate. Fractions of Units may be issued by the Partnership. Fractions of Units will carry all the rights and be subject to the provisions hereof applicable to whole Units of a class in the proportion which they bear to one Unit. Any fractions of Units shall be rounded to three decimal places.

Section 3.5	Receipt

The receipt of any money, liquid securities or other property from the Partnership by a person in whose name any Unit is registered or by the duly authorized agent of such person in that regard, or if such Unit is registered in the names of more than one person, the receipt thereof by any one of such persons or by the duly authorized agent of any such person in that regard, shall be a sufficient discharge (i) for such money, liquid securities or other property and (ii) from all liability of the Partnership to see to the application thereof. The receipt of other property will be subject to a current independent valuation of such property to be arranged by the Managing Partner, acting reasonably.

Section 3.6	Registrar and Transfer Agent

The registrar and transfer agent shall be the Managing Partner or such other person as the Managing Partner may designate by notice in writing to the Ordinary Partners. The registrar and transfer agent shall:

(a)	maintain the Register to record the names and addresses of the Partners, the number of Units held by each Partner and particulars of the issue and transfer of the Units;

(b)	maintain such other records as may be required by law; and

(c)	cause transfers of the Units to be recorded in accordance with the provisions of Section 3.9, if applicable.

The Managing Partner shall be authorized to make such reasonable rules and regulations pertaining to maintenance of the Register and the period of time during normal business hours that the Register is open for inspection as provided for in Section 3.7.

Section 3.7	Inspection of Register

The Managing Partner shall permit any Ordinary Partner or his agent duly authorized in writing to:

(a)	inspect and take extracts from the Register during normal business hours; and

(b)	obtain a copy of the information set forth in the Register within a reasonable period of time after the date of filing of its written request therefor,

provided that such person agrees, in writing, that the information contained in the Register will not be used by such person except in connection with any matter relating to the affairs of the Partnership.

Section 3.8	Transfer of Units

Subject to Section 5.2, Class A Units are not transferable by the Managing Partner without the prior approval of the Ordinary Partners by Special Resolution, which shall not be unreasonably withheld provided that such Units are transferred to an affiliate of Sprott Inc.

Class B Units are not transferable by an Ordinary Partner without the prior written consent of the Managing Partner, which shall not be unreasonably withheld.

Section 3.9	Successors in Interest of Ordinary Partners

The Managing Partner shall cause to be recorded in the Register as the holder of such Units, the name of any person becoming entitled to any Units as a result of a transfer approved in accordance with Section 3.8 or as a consequence of the death or insolvency of any Ordinary Partner, or otherwise by operation of law, upon:

(a)	production of proper evidence of such entitlement and such other evidence as may be required by law and upon compliance with the requirements of the Managing Partner; and

(b)	delivery of a form of transfer acceptable to the Managing Partner duly completed and properly executed.

ARTICLE 4
PARTNERSHIP CAPITAL

Section 4.1	Partnership Capital

Acting reasonably, the Managing Partner is authorized and directed to do all things which it deems to be necessary, convenient, appropriate or advisable in connection with the terms of any subscription for Units. Notwithstanding the foregoing, at no time when any Unit is outstanding shall Units be issued for consideration other than $100 per Unit or such other amount as the Managing Partner may determine from time to time.

The Managing Partner has initially subscribed for and purchased ten (10) Class A Units.

SRLC has initially subscribed for and purchased 500,000 Class B Units and SRLC Subco has initially subscribed for and purchased one (1) Class B Unit (each an “Original Capital Contribution”).

Each of the Ordinary Partners may subsequently, from time to time, subscribe for and purchase additional Class B Units (each a “Subsequent Capital Contribution”).

Section 4.2	No Additional Contribution by Managing Partner

On the issuance of additional Class B Units, the Managing Partner shall not be required to contribute any further Capital to the Partnership.

Section 4.3	Allocations of Net Profits and Losses for Accounting Purposes

(a)

At the end of each fiscal year of the Partnership, any Net Profits of the Partnership for such fiscal year shall be allocated to the Managing Partner and to the Ordinary Partners in the proportion of the distributions set out in Section 8.1(a) through Section 8.1(c). All allocations to the Ordinary Partners shall be made to each Ordinary Partner pro rata based on the number of Class B Units held by such Ordinary Partner.

(b)

At the end of each fiscal year of the Partnership, any Net Losses of the Partnership for such fiscal year shall be allocated to each Ordinary Partner pro rata based on the number of Class B Units held by such Ordinary Partner.

Section 4.4	Capital Account

An individual Capital Account shall be established and maintained in the records of the Partnership for each Ordinary Partner.

The Capital Account of each Ordinary Partner shall be credited with the amount of the Original Capital Contribution and any Subsequent Capital Contribution such Ordinary Partner has contributed to the Partnership.

The Capital Account of each Ordinary Partner shall be debited for the amount of the Original Capital Contribution and any Subsequent Capital Contribution returned to the Ordinary Partner by the Partnership.

The Ordinary Partners shall not have the right to withdraw or to make any demand for withdrawal of any amount of income or capital from the Partnership or to receive any allocation or distribution from the Partnership except as expressly provided in this Agreement. Except as may be expressly provided in this Agreement, an Ordinary Partner shall not be entitled to any interest on its Capital Account and shall not have the right to demand the return of all or any part of the amount standing to its credit in its Capital Account in the Partnership.

Section 4.5	Return of Capital

Subject to the provisions of this Agreement, the Managing Partner may, at its sole discretion, determine when capital should, in whole or in part, be returned to the Ordinary Partners. If the Ordinary Partners receive any return of capital pursuant to this Section 4.5, they shall be liable to the Partnership for any sum (not in excess of such amount of capital returned) necessary to discharge debts and liabilities of the Partnership to creditors who extended credit or whose claims otherwise arose prior to such return of capital.

ARTICLE 5
MANAGEMENT OF PARTNERSHIP

Section 5.1	Management of Partnership

(a)

Subject to the provisions of this Agreement, the Managing Partner shall have power and authority to transact the business of the Partnership and to deal with and in the Partnership assets for the use and benefit of the Partnership. For these purposes, subject to any provisions of this Agreement to the contrary, the Managing Partner shall have power and authority to manage and carry on the Partnership Business and to do any and all acts and things required in connection therewith and incidental thereto and to execute all documents in respect thereof required to be signed by the Partnership. The Managing Partner shall be in charge of the Partnership, the Partnership Business and assets in all respects and in all matters, and, shall have such power and authority as may be necessary to carry out its rights, duties and obligations as provided in this Agreement. No person dealing with the Partnership is required to determine or inquire into the authority or power of the Managing Partner to take any action or make any decision on behalf of and in the name of the Partnership.

(b)

The Managing Partner, on behalf of the Partnership, shall pay to itself, on a quarterly basis, an amount equal to all costs actually incurred by the Managing Partner in the performance of its duties hereunder during such fiscal quarter, including, without limitation, all reasonable costs directly incurred for the benefit of the Partnership, reasonable consulting, legal, accounting and other professional fees and such portion of the reasonable indirect and general office and administrative costs, including employee salaries, benefits and termination costs of the Managing Partner (but excluding any compensation paid by the Managing Partner to the Nominees) as are fairly allocable to the duties rendered by the Managing Partner under this Agreement (the “Expense Reimbursement”).

Section 5.2	Assignment of Rights of Managing Partner, Etc.

(a)

Assignment of Rights of Managing Partner. The Managing Partner shall not sell, assign, encumber, transfer or otherwise dispose of its Class A Units except with the prior written consent of the Ordinary Partners, unless such disposition of interest or rights is in connection with and ancillary to a merger or amalgamation of the Managing Partner with another corporation or corporations or is in connection with and ancillary to a sale of assets or other corporate reorganization provided that the surviving entity is an affiliate of Sprott Inc. The Managing Partner shall promptly notify the Ordinary Partners in writing of any change in the effective control of the Managing Partner, directly or indirectly.

(b)

Deemed Withdrawal of Managing Partner. The Managing Partner shall be deemed to withdraw as managing partner of the Partnership in the event of bankruptcy, dissolution, liquidation or winding-up of the Managing Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the Managing Partner) or by the insolvency of the Managing Partner or by the appointment of a trustee, receiver or receiver and manager of the affairs of the Managing Partner or if a mortgagee or other encumbrancer shall take possession of the property or assets of the Managing Partner or a substantial part thereof or if a levy or execution or any similar process shall be levied or enforced against the property or assets of the Managing Partner. The Managing Partner shall forthwith advise the Ordinary Partners by written notice of the occurrence of any event referred to in this Section 5.2(b) .

(c)

Effective Date of Deemed Withdrawal of Managing Partner. In the event of the deemed withdrawal of the Managing Partner as managing partner of the Partnership by virtue of the provisions of Section 5.2(b) hereof, the effective date of such deemed withdrawal and the date on which the Managing Partner shall cease to be the managing partner of the Partnership shall be the earlier of the appointment of a new managing partner of the Partnership by the Ordinary Partners or the expiration of 90 days from the date of the giving of the notice of the occurrence of an event referred to in Section 5.2(b) hereof. In any such event or upon a removal of the Managing Partner under Section 5.3, the Managing Partner shall be deemed to have surrendered its Class A Units to the Partnership for cancellation and the Managing Partner shall cease to be the managing partner for all purposes hereof and to have any rights hereunder.

Section 5.3	Removal of Managing Partner

(a)

The Managing Partner may be removed as a managing partner of the Partnership at any time by a Special Resolution of the Ordinary Partners provided that any such Special Resolution may also by its provisions appoint a new managing partner of the Partnership to replace the Managing Partner and to fulfill its obligations hereunder and the removal of the Managing Partner shall be effective upon the passing of such Special Resolution.

(b)

In the event that the Managing Partner ceases to be the Managing Partner for any reason, the Managing Partner shall cease to have any rights hereunder (other than any Expense Reimbursement and a pro-rated amount of any distributions under Article 8 in respect of the portion of the fiscal year of the Partnership the Managing Partner acted as managing partner of the Partnership) and shall be deemed to have resigned and surrendered its Class A Units to the Partnership for cancellation and the Ordinary Partners may appoint forthwith a new managing partner of the Partnership to replace the Managing Partner.

Section 5.4	Resignation of Managing Partner

The Managing Partner may resign as a managing partner of the Partnership, subject to such resignation being approved by a Special Resolution of the Ordinary Partners.

Section 5.5	Power and Authority of the Managing Partner

Without limiting the generality of Section 5.1 hereof, the power and authority of the Managing Partner to make all decisions with respect to the business and affairs of the Partnership and to take such action for and on behalf of the Partnership as it may deem necessary or appropriate to enable the Partnership to carry out its purposes as set forth herein, shall include, without limitation (except as may be limited by any Special Resolution, and subject to the Authority Limits (including, without limitation, with respect to any related party transaction) and any direction by the Credit Committee or the board of directors of SRLC, full and complete power and authority:

(a)

to execute any and all documents on behalf of the Partnership, including but not limited to, agreements, leases, deeds, mortgages, notes, bonds, assignments, stock powers and other forms of contracts and all amendments, modifications or rescissions of the same;

(b)

to execute and to deliver for and on behalf of the Partnership any promissory notes, deeds of trust, mortgages, security agreements, financing statements, assignments of leases, “master leases”, “convenience leases”, or other instruments required or advisable in connection with any such loans, conveyances, pledges or hypothecations;

(c)	to collect all rentals and all other income accruing to the Partnership and to pay all acquisition and development costs and expenses of operation, whether capital or otherwise;

(d)

to prepare, or have prepared, and file all tax returns for the Partnership (but not the tax returns or other reporting of the individual Partners, or of their respective successors, heirs, representatives, executors or assigns, in their individual capacities) and make all appropriate tax elections for the Partnership, including any special basis adjustments which may be appropriate or desirable under applicable laws pertaining to taxation on the income of the Partnership, provided, however, that the Ordinary Partner(s) benefiting from such election, if any, shall reimburse the Partnership for any additional costs incurred by the Partnership in making the election for and on behalf of the Partnership;

(e)	to institute, prosecute, defend and settle any legal, arbitration or administrative actions or proceedings on behalf of or against the Partnership;

(f)	to maintain and operate the assets of the Partnership or any part or parts thereof;

(g)

to employ, terminate the employment of, supervise and compensate such persons, firms or corporations (including legal counsel and accountants or auditors) for and in connection with the Partnership Business and the acquisition, development, improvements, operation, refinancing, sale, exchange or other disposition of any assets of the Partnership or any interest in any of such assets as the Managing Partner, in its sole discretion, may deem necessary or desirable;

(h)

to pay any debts and other obligations of the Partnership, including amounts due under permanent financing of improvements and other loans to the Partnership and costs of operation and maintenance of the assets of the Partnership;

(i)

to pay all taxes, assessments, rents and other impositions applicable to the assets of the Partnership and undertake when appropriate any action or proceeding seeking to reduce such taxes, assessments, rents or other impositions;

(j)

to deposit all monies received by the Managing Partner for or on behalf of the Partnership as may be designated by the Managing Partner and to disburse and pay all funds on deposit on behalf of the Partnership in such amounts and at such times as the same are required in connection with the ownership, maintenance and operation of the assets of the Partnership;

(k)	to hold the registered title to the assets of the Partnership in its name or the name under which it carries on the Partnership Business, for the use and benefit of and in trust for the Partnership;

(l)	to perform other obligations provided elsewhere in this Agreement to be performed by the Managing Partner; and

(m)

to do anything (including the investment of Partnership funds) that is in furtherance of or is incidental to the Partnership Business or any obligations of the Managing Partner provided for in this Agreement.

Section 5.6	Evidence of Authority

The signed statement of the Managing Partner, reciting that it has authority to undertake any act or has the necessary consents of the Ordinary Partners to take any such act, when delivered to any third party, shall be sufficient evidence that any such third party shall require concerning the capacity of such Managing Partner, and any such third party shall be entitled to rely upon such statement and shall not be required to inquire further as to any of the facts contained in such statement, said facts being deemed to be true insofar as such third party is concerned. The Managing Partner, by its signature alone, may sign any instrument and bind the Partnership and the Partnership property.

Section 5.7	Limitations on Powers and Authority of Managing Partner

(a)

Notwithstanding the powers of the Managing Partner set forth in this Agreement, the Managing Partner shall not have the right or power, without the prior written consent of the Ordinary Partners, to do any of the following:

	(i)	do any act in contravention of this Agreement;

	(ii)	do any act which would make it impossible to carry on the Partnership Business;

(iii)

make any loans of Partnership funds, or otherwise provide financing, to any person, firm or entity other than those made as part of the Partnership Business and as approved by the Ordinary Partners pursuant to Section 5.7(b) hereof or the Credit Committee or board of directors of SRLC or otherwise as contemplated under the Authority Limits;

(iv)

encumber assets of the Partnership as security for, or otherwise guarantee the repayment of, the indebtedness of persons, firms or entities other than the Partnership, except for Partnership purposes and in the best interests of the Partnership; and

(v)	consent to or cause a judgment against the Partnership.

(b)

The Managing Partner shall only have the right or power to make loans of Partnership funds, or otherwise provide financing, to any person, firm or entity as have been approved by a Special Resolution of the Ordinary Partners or the Credit Committee or the board of directors of SRLC or otherwise as contemplated under the Authority Limits and such approval has been communicated in writing to the Managing Partner.

Section 5.8	Representations and Warranties of Managing Partner

The Managing Partner represents and warrants to the Ordinary Partners that, during the term of the Partnership, the Managing Partner:

(a)	is and will continue to be a limited partnership formed under the Limited Partnerships Act (Ontario), as amended from time to time;

(b)	will be duly registered and qualified to carry on business and will have all requisite authority, licenses and permits to carry on the Partnership Business;

(c)

has the legal capacity or competence to enter into and be bound by this Agreement, and to take all actions required pursuant hereto, and further that all necessary approvals of it partners have been given in connection with the entering into this Agreement;

(d)	will maintain its existence as long as it is the managing partner of the Partnership;

(e)

will carry out its powers and authorities hereunder and will manage and operate the Partnership and the undertaking and assets thereof exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and act honestly and in good faith with a view to the best interests of the Partnership and the Ordinary Partners;

(f)	will devote as much time to the conduct of the business and affairs of the Partnership as is reasonably required for the prudent management of the business and affairs of the Partnership;

(g)	is a “Canadian partnership” for purposes of the Tax Act; and

(h)	is not a “tax shelter investment” for purposes of the Tax Act.

The Managing Partner further represents and warrants to the Ordinary Partners that:

(a)

this Agreement has been duly executed and delivered by the Managing Partner and constitutes a legal, valid and binding obligation of the Managing Partner enforceable against it in accordance with its terms, subject to usual exceptions regarding equitable remedies and creditors’ rights generally; and

(b)

the execution, delivery and performance by the Managing Partner of this Agreement do not or would not with the passage of time or the giving of notice, or both, constitute or result in a violation or a breach of or a default under its constating documents, by-laws or any agreement to which it is or will be a party or by which it is or will be bound or any law or regulation applicable to it.

The Managing Partner agrees and covenants that (i) it will not cease to be a “Canadian partnership” for purposes of the Tax Act and will not take any action or omit to take any action that would cause it or the Partnership to cease to be a “Canadian partnership” for purposes of the Tax Act; and (ii) it will not take any action or omit to take any action if such action or omission would cause it or the Partnership to be a “tax shelter investment” for purposes of the Tax Act. The Managing Partner shall not transfer its interest in the Partnership (i) to any person that is a “non-resident” within the meaning of the Tax Act or, in the case of a partnership, a partnership that is not a “Canadian partnership” for the purposes of the Tax Act or (ii) to any person or partnership that is a ‘tax shelter investment” for the purposes of the Tax Act. The Managing Partner agrees to indemnify and hold harmless the Ordinary Partners from any damages, costs or loss, including any damages, costs or losses in relation to taxes for its failure to comply with this Section 5.8.

Section 5.9	Specific Duties

Without limiting any other duties or responsibilities imposed upon the Managing Partner in this Agreement or usually performed by a managing partner, the Managing Partner shall perform, or cause to be performed, the following specific services:

(a)	engage personnel to provide the overall management, financial and business supervision of the Partnership Business for the Partnership;

(b)	establish books of account, records and payment procedures including the Capital Accounts as hereinbefore referred to;

(c)	provide bookkeeping and other related services to the Partnership;

(d)	make distributions in accordance with this Agreement;

(e)	receive all funds paid to the Partnership and make all necessary payments and expenditures required to cause the Partnership to discharge its obligations in accordance with the terms thereof;

(f)	make all reports to the Ordinary Partners as required by this Agreement or by law; and

(g)	perform all duties imposed by this Agreement on the Managing Partner in a prompt and diligent manner.

Section 5.10	Compensation of Ordinary Partners

The Ordinary Partners shall not receive any compensation from the Partnership.

Section 5.11	Bank Accounts

The cash funds of the Partnership shall be deposited in bank accounts in the name of the Partnership at such Canadian chartered banks as the Managing Partner shall determine. Disbursements therefrom shall be made by the Managing Partner in conformity with this Agreement. The funds of the Partnership shall not be co-mingled with the funds of any other person including with those of the Managing Partner.

Section 5.12	Insurance

The Managing Partner shall ensure that the Partnership shall at all times maintain comprehensive insurance coverage, including fire and third party property and personal liability and business interruption coverage in such amounts as may be determined by the Managing Partner for the protection of the Partnership and its assets.

Section 5.13	Partnership Loans

Without limiting the generality of the powers conferred upon the Managing Partner in this Agreement, the Managing Partner shall have the power to borrow money for and on behalf of the Partnership for operating purposes, upon such terms and conditions as it, in its sole discretion may deem necessary or appropriate, and in order to secure any such loans to the Partnership for Partnership purposes, to convey, mortgage, pledge and hypothecate, for and on behalf on the Partnership and upon such terms and conditions as it, in its sole discretion, deems necessary or appropriate, all or any part of the Partnership’s assets; and for that purpose to execute and deliver for and on behalf of the Partnership any promissory notes, deeds of trust, mortgages, security agreements, financing statements, or other instruments required or advisable in connection with any such loans, conveyances, pledges or hypothecations. The foregoing power shall be subject to any Special Resolution and subject to the Authority Limits (including without limitation in relation to any related party transaction) and any direction by the Credit Committee or the board of directors of SRLC, as the case may be.

ARTICLE 6
LIABILITY AND INDEMNIFICATION

Section 6.1	Liability of the Managing Partner

Subject to the final sentence of Section 5.8, the Managing Partner shall not be liable to the Partnership or any Ordinary Partner thereof for any loss or damage suffered by the Partnership or any Ordinary Partner thereof, as the case may be, which arises out of any action or inaction of the Managing Partner if such course of conduct did not constitute bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions set forth in this Agreement, and if the Managing Partner, in good faith, determined that such course of conduct was in the best interests of the Partnership.

The Ordinary Partners acknowledge and agree that the Managing Partner shall not be responsible for any loss of opportunity whereby the value of any of the property or assets of the Partnership could have been increased nor shall it be responsible for any decline in value of the property or assets of the Partnership unless such decline is the result of the Managing Partner’s bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions set forth in this Agreement or wilful failure to comply with express directions given by the board of directors of SRLC (or the Credit Committee) or by resolution of the Ordinary Partners or with the Authority Limits.

The Managing Partner may rely and act upon any statement, report or opinion prepared by or any advice received from auditors, solicitors, notaries or other professional advisors of the Partnership and shall not be responsible or held liable for any loss or damage resulting from relying or acting thereon if the advice was within the area of professional competence of the person from whom it was received and the Managing Partner acted reasonably in relying thereon.

Section 6.2	Liability of the Ordinary Partners

Except as may be otherwise expressly provided by applicable law, the Ordinary Partners shall not be liable or accountable, in damages or otherwise, to the Partnership.

Section 6.3	Indemnification of the Partnership

The Managing Partner shall indemnify and hold harmless the Partnership from any costs, damages, liabilities or expenses suffered or incurred by the Partnership as a result of or arising out of any act, omission or error in judgment as a result of which the Managing Partner is adjudged to be in contravention or breach of any term of this Agreement.

ARTICLE 7
ACCOUNTING

Section 7.1	Books of Account

The Partnership books of account shall be maintained at the head office of the Partnership or at such other locations and by such person or persons as may be designated by the Managing Partner and permitted by any applicable law. Each Ordinary Partner or its auditor or any regulatory body having jurisdiction over the Ordinary Partners shall have, during reasonable business hours and upon reasonable notice, access to the books of the Partnership and in addition, at his or her expense, shall have the right to copy such books and to require, at any time, an audit of the Partnership’s books of account. The Managing Partner, at the expense of the Partnership, shall cause to be prepared, and distributed to each Ordinary Partner, the following:

(a)	an annual budget or forecast for the Partnership;

(b)

within 75 days of the end of each fiscal year of the Partnership, annual audited or reviewed financial statements, including a balance sheet, statement of income, statement of changes in financial position and statement of changes in capital as of the close of the Partnership's fiscal year, with comparative financial statements for the immediately preceding fiscal year;

(c)	the annual income tax returns of the Partnership;

(d)	a report on the allocations and distributions made by the Partnership during such fiscal year pursuant to the terms of this Agreement; and

(e)

such other information as is necessary to enable each Partner to file income tax returns with respect to such Partners’ income from the Partnership in respect of such fiscal year and is required or desirable to enable the Ordinary Partner to fulfill its continuous disclosure obligations under applicable securities laws and stock exchange requirements.

Section 7.2	Additional Financial Information

Within 30 days after the end of each of the first three quarters of each fiscal year of the Partnership (or such shorter period of time as each Ordinary Partner may, pursuant to applicable Canadian or U.S. securities laws, be required to file its quarterly financial statements with securities regulatory authorities or deliver its quarterly financial statements to holders of its outstanding securities), the Managing Partner will forward to each Partner shown on the Register as a Partner during such quarter the unaudited financial statements of the Partnership for such quarter containing statements of operations for the relevant quarter and year to date period and such other information as is, in the reasonable opinion of the Managing Partner, material to the Partnership Business or is requested by the Ordinary Partner (acting reasonably) and is required or desirable to assist such Ordinary Partner in fulfilling its continuous disclosure obligations under applicable securities laws and stock exchange requirements.

Section 7.3	Method of Accounting

The Partnership books of account shall be maintained and its net income and net loss computed in accordance with generally accepted principles consistently applied from year to year except as otherwise required or permitted under applicable securities laws. However, the Managing Partner shall have the right, for income tax purposes to adopt any different method of accounting, to adopt different treatment of particular items and to make and revoke such elections on behalf of the Partnership and the Ordinary Partners under the Tax Act as the Managing Partner may deem, acting reasonably appropriate and in the best interests of the Ordinary Partners, not inconsistent with this Agreement.

Section 7.4	Appointment of Accountants

The Managing Partner shall, on behalf of the Partnership, retain Accountants to audit or review and report on the financial statements of the Partnership as at the end of each fiscal year of the Partnership.

Section 7.5	Preparation of Tax Information

The Managing Partner shall prepare and file all information returns as required by the Tax Act and provide to the Partners all such materials in such form as will enable the Partners to file information returns as required by that Act.

ARTICLE 8
DISTRIBUTION TO PARTNERS

Section 8.1	Distributions

The Managing Partner shall distribute to the Partners the following amounts:

(a)	on an annual basis, distribute to the Managing Partner out of the Net Profits of the Partnership for the fiscal year an amount equal to the lower of the following two amounts:

	(i)	the product of:

		(y)	1.5% of the Average Annual Net Asset Value of the Partnership for such fiscal year; and

		(z)	an amount equal to the quotient of the number of days in such fiscal year divided by 365 or 366 in the case of a leap year,

less the Executive Compensation for such fiscal year (the “Management Profit Interest”); and

(ii)

the Net Profits of the Partnership for such fiscal year, if any, less such amount of the Net Profits of the Partnership for the year that is considered necessary by the Managing Partner to meet anticipated future operating deficiencies and anticipated future expenses or liabilities of the Partnership (the “Initial Distribution”).

In the event that the Initial Distribution in a particular fiscal year is less than the Management Profit Interest for such fiscal year, then the difference (the “Bonus Initial Distribution”) shall be carried forward and distributed to the Managing Partner during subsequent fiscal year(s), if any, when the amount of the Net Profits of the Partnership for such fiscal year(s) exceeds the Management Profit Interest for such fiscal year(s);

(b)	on an annual basis, distribute to the Managing Partner out of the Net Profits of the Partnership for the fiscal year an amount equal to 20% of the difference between the following two amounts:

	(i)	the Adjusted Net Profits of the Partnership for such fiscal year; and

	(ii)	the Annual Hurdle for such fiscal year (the “Second Distribution”).

If in any fiscal year no Second Distribution is payable to the Managing Partner, then before a Second Distribution is payable in a subsequent fiscal year, the cumulative Adjusted Net Profits of the Partnership for such fiscal years in which no Second Distribution was payable and including that subsequent fiscal year, must exceed the cumulative Annual Hurdle rates for the years in which no Second Distribution was payable, and including that subsequent fiscal year, and then the Second Distribution would be payable based on 20% of this cumulative difference, if positive; and

(c)

on an annual basis, distribute to the Ordinary Partners out of the Net Profits of the Partnership for the fiscal year an amount equal to the Net Profits of the Partnership for such fiscal year less the sum of the following amounts:

	(i)	the Initial Distribution, if any, distributed in respect of such fiscal year;

	(ii)	the Bonus Initial Distribution, if any, distributed in such fiscal year; and

	(iii)	the Second Distribution, if any, distributed in respect of such fiscal year.

Section 8.2	Timing of Distributions

The Managing Partner shall make the distributions referenced to in Section 8.1 within five (5) Business Days following the completion of the audited or reviewed financial statements of the Partnership for the relevant fiscal year of the Partnership to which the distribution relates, except that if the Partnership does not have sufficient cash on hand in the opinion of the Managing Partner considered necessary to meet anticipated future operating deficiencies and future expenses and liabilities, the Managing Partner shall distribute only such cash on hand that is available for distribution and the Partnership shall be indebted to the Managing Partner or Ordinary Partner, as the case may be, in an amount equal to the unpaid portion of such distribution and shall repay such indebtedness as cash becomes available to it for distribution.

Section 8.3	Determination and Allocation of Taxable Income and Loss

The Managing Partner shall determine the Partnership's taxable income or loss in each fiscal year after claiming the maximum amount of any deductions, credits and other amounts available to it, including capital cost allowance for that fiscal year which is permitted under the Tax Act. Taxable income and losses shall be allocated in respect of each fiscal year of the Partnership as follows:

(a)

all taxable income, to the extent possible, shall first be allocated to the Managing Partner to the extent of the balance of the Tax Catch-Up Amount at that time, any Initial Distribution, Bonus Initial Distribution or Second Distribution and, thereafter will be allocated to each Ordinary Partner pro rata based on the number of Class B Units held by the Ordinary Partners; and

(b)	all losses shall be allocated to each Ordinary Partner pro rata based on the number of Class B Units held by the Ordinary Partners.

ARTICLE 9
ADMISSION AND WITHDRAWAL OF ORDINARY PARTNERS

Section 9.1	No Admission of New Ordinary Partners

No new Ordinary Partners may be admitted to the Partnership, except as provided in Section 10.9.

Section 9.2	Assignment of Class B Units

The Ordinary Partners hereby covenant and agree that they will not sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose of all or any part of its interest in the Partnership to any person, firm, corporation or other entity except as agreed to by the Partners.

ARTICLE 10
MEETINGS

Section 10.1	Special Meetings of Ordinary Partners

A special meeting of the Ordinary Partners may be called at any time by the Managing Partner and shall be called by the Managing Partner upon written request signed by at least one Ordinary Partner entitled to vote. Any such request shall specify the purpose for which the meeting is to be held and any Resolutions which Ordinary Partners may vote on pursuant to this Agreement that are to be voted on at the meeting. If the Managing Partner fails to call a special meeting within five (5) days after the receipt of such request, any of the requesting Ordinary Partners may call such meeting and the notice calling such meeting shall be signed by such requesting Ordinary Partner. Any meeting called by such requesting Ordinary Partner shall be conducted in accordance with the provisions of this Agreement. Special meetings shall be held in the City of Toronto, Ontario or in such other city as the Managing Partner may reasonably determine.

Section 10.2	Notice of Meetings and Quorum

Notice of any meeting of the Ordinary Partners shall be given to each Ordinary Partner entitled to vote at such meeting at his address shown in the Register, to the Managing Partner and to the Accountant. Any such notice shall be mailed by prepaid mail, personally delivered, or delivered by facsimile transmission at least ten (10) days and not more than thirty (30) days prior to the meeting and shall state the time and place where such meeting is to be held. The notice shall specify, in general terms, the nature of all business to be transacted thereat in sufficient detail to enable the Ordinary Partners to make a reasoned judgement concerning each matter to be considered at the meeting. A copy of the text of any proposed Special Resolution shall accompany the mailing of the notice. Accidental failure to give notice to an Ordinary Partner shall not invalidate a meeting, any adjournment thereof or any proceeding thereat. A quorum for a meeting of Ordinary Partners shall consist of Ordinary Partners present in person or represented by proxy holding in total not less than ten percent (10%) of the number of outstanding Units, except for purposes of selecting a Chairman in respect of which a quorum shall be those Ordinary Partners present or represented by proxy. If a quorum is not present on the date for which the meeting is called within one-half hour of the time fixed for the holding of such meeting, the meeting shall be adjourned to be held on a date fixed by the Chairman, which date shall be not later than ten (10) days thereafter, at which adjourned meeting one or more Ordinary Partners entitled to vote at the meeting and present in person or represented by proxy shall constitute a quorum. Notice for adjourned meetings shall be given not less than five (5) days in advance and otherwise in accordance with the provisions for notice contained in this Section 10.2 except that such notice need not specify the nature of business to be transacted. Any business may be transacted at the adjourned meeting which might properly have been transacted at the original meeting.

Section 10.3	Powers Exercisable by Special Resolution

The Ordinary Partners may by Special Resolution:

(a)	amend this Agreement pursuant to Section 13.2;

(b)	approve or disapprove the sale or exchange of all or substantially all of the property and assets of the Partnership;

(c)	amend or rescind any Special Resolution;

(d)	replace the Accountant;

(e)	change the nature of the Partnership Business;

(f)	authorize any borrowing of the Partnership whether secured or unsecured;

(g)	require the Ordinary Partners to make Subsequent Capital Contributions;

(h)	require the Managing Partner on behalf of the Partnership to enforce any obligation or covenant against the Ordinary Partner; or

(i)	remove the Managing Partner in accordance with Section 5.3 or accept the resignation of the Managing Partner in accordance with Section 5.4.

Section 10.4	Voting

Except as otherwise provided for herein, at all meetings of Ordinary Partners each Ordinary Partner or his duly appointed proxy holder shall be entitled to one vote for each Class B Unit recorded in his name on the Register on the date of the meeting. With the exception of Special Resolutions, each Resolution to be voted on at a meeting of Ordinary Partners shall be decided by a show of hands unless a poll is demanded by any person entitled to vote at the meeting in which case a poll shall be taken by the Chairman of the meeting. The Chairman of the meeting shall not have a casting vote on any Resolution. A poll shall be taken on every Special Resolution to be voted on at any meeting of the Ordinary Partners.

With respect to the voting on any Resolution:

(a)	for which no poll is required or requested, a declaration made by the Chairman of the meeting as to the results of the voting on any such Resolution shall be conclusive evidence thereof, and

(b)	for which a poll is required or requested, the result of the poll shall be deemed to be the decision of the meeting on such Resolution.

Section 10.5	Proxies

Any Ordinary Partner entitled to vote may vote in person or by proxy at any meeting of Ordinary Partners provided that a proxy shall have been received by the Managing Partner for verification two days prior to the meeting or on the date of the meeting filed with the secretary of the meeting. A person appointed as proxy holder need not be an Ordinary Partner. Every proxy purporting to be executed by or on behalf of an Ordinary Partner shall be valid unless challenged by any Ordinary Partner or holder of another proxy prior to or at the time of its exercise, and the burden of proving an invalidity shall rest on the person so challenging. Any challenge to the validity of any proxy shall be made in such form and shall contain such material as the Chairman of the meeting shall reasonably require and all the decisions concerning the validity of proxies shall be made by the Chairman of the meeting. Each proxy is effective until notice in writing, including a subsequent form of proxy, revoking such proxy is delivered to (i) the Managing Partner at any time up to two days prior to the meeting or (ii) the Chairman of the meeting to which the proxy relates on the date of such meeting.

Section 10.6	Conduct of Meetings

The Chairman of any meeting of Ordinary Partners shall be an officer or director of the Managing Partner or an individual nominated in writing by the Managing Partner, failing which the Chairman shall be any other person approved by Ordinary Resolution at the outset of the meeting. The Managing Partner shall have the right to authorize the presence of any person at any meeting of Ordinary Partners regardless of whether such person is a Partner. With the approval of the Managing Partner, such persons shall be entitled to address the meeting. Any legal advisor of a Partner, any other person authorized in writing by a Partner and the Accountants and/or former Accountants may attend any meeting of Ordinary Partners and shall be entitled to address the meeting and, except in the case of the Accountants or former Accountants, to move resolutions thereat on behalf of a Partner. Officers and directors of the Managing Partner shall have the right to attend in their capacity as such at any meeting of Partners and shall be entitled to address the meeting on the matters properly before it, but the Managing Partner in its capacity as a managing partner shall not have a vote at any such meeting.

Section 10.7	Resolutions Binding

Any Resolution passed in accordance with this Agreement at a meeting or in writing shall be binding on all Ordinary Partners and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Ordinary Partners were present or represented by proxy at the meeting at which such Resolution was passed, voted against such Resolution or elected not to sign a Resolution in writing.

Minutes of all Resolutions passed and proceedings taken at every meeting of Ordinary Partners shall be made and recorded in a minute book by the Managing Partner. Minutes, when signed by the Chairman of the meeting of Ordinary Partners, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of which minutes shall have been made shall be taken to have been duly held and convened, and all Resolutions passed or proceedings taken as referred to in the minutes shall be deemed to have been duly passed and taken in accordance with this Agreement. The minute book shall be available for inspection by the Ordinary Partners at all meetings of the Ordinary Partners and at all other reasonable times during normal business hours at the principal office of the Partnership.

Section 10.8	Rules of Order

The Managing Partner shall be responsible for all rules of order governing conduct of meetings and shall keep, or cause to be kept, an accurate record of all matters discussed and all action taken at the meetings; records shall be available for inspection by any Ordinary Partner at all reasonable times.

Section 10.9	Admission of Additional Ordinary Partners

The Ordinary Partners may, by Special Resolution, amend this Agreement to admit additional persons as Ordinary Partners of the Partnership.

ARTICLE 11
DEFAULT

Section 11.1	Deemed Default

Any one or more of the following acts or omissions shall be deemed a default by any Ordinary Partner under this Agreement:

(a)	attempted dissolution of the Partnership by the Ordinary Partner, unless the same is pursuant to, or is not inconsistent with, the provisions contained in this Agreement;

(b)	the commencement of proceedings in bankruptcy or reorganization under any bankruptcy or insolvency laws against or by the Ordinary Partner, which shall not have been vacated within 60 days;

(c)	the Ordinary Partner making any assignment for the benefit of creditors or confessing judgment against its Partnership interest;

(d)	the Ordinary Partner's failure to perform any material obligation or act required hereunder, which shall be necessary for carrying out the purposes of the Partnership; and

(e)

the Ordinary Partner's material violation or breach of any of the terms or provisions of this Agreement including, without limitation, any assignment or transfer of any Unit in violation of this Agreement.

Section 11.2	Notice of Default and Consequences

(a)	The Ordinary Partner shall promptly give the Managing Partner notice of any default under this Agreement by such Ordinary Partner. If such default is not cured by the Ordinary Partner within 30 days of receipt of such notice from the Ordinary Partner, the Managing Partner may in its discretion dissolve the Partnership.

ARTICLE 12
LIQUIDATION AND DISSOLUTION OF PARTNERSHIP

Section 12.1	Liquidation or Dissolution of Partnership

Subject to Section 12.2, upon the happening of any of the events specified in Section 2.8 hereof, the Managing Partner shall immediately commence to wind up the affairs of the Partnership and shall liquidate the assets of the Partnership as promptly as possible, unless the Managing Partner shall determine that an immediate sale of the Partnership assets would cause undue loss to the Partnership in which event or the Ordinary Partners by Special Resolution shall so determine (i) the liquidation may be deferred for a reasonable time and/or (ii) all or part of the Partnership assets may be distributed in kind. The Ordinary Partners and the Managing Partner shall continue to have the right to receive the distributions in accordance with Article 8 during the period of liquidation in the same proportions as before dissolution and the Managing Partner shall be entitled to a pro-rated amount of such distributions reflecting the portion of the year during which the Managing Partner managed the Partnership prior to its winding up and liquidation. The proceeds from liquidation of the Partnership, including repayment of any debts of the Ordinary Partners to the Partnership, shall be applied in the order of priority as follows:

(a)	to payment of the expenses of liquidation of the Partnership;

(b)	to payment of debts of the Partnership;

(c)

to the establishment of any reserves reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. Such reserves established hereunder shall be held for the purpose of paying any such contingent or unforeseen liability or obligations and, at the expiration of such period as the Managing Partner reasonably deems advisable, of distributing the balance of such reserves in the manner provided hereinafter in this Section 12.1; and

(d)	the balance, if any, shall be divided among the Partners as to 0.00001% to the Managing Partner and as to 99.99999% to the Ordinary Partners.

Any and all assets owned by the Partnership may be transferred to the Ordinary Partners at no cost upon the passing of a Special Resolution to that effect. Acting reasonably, the Managing Partner will transfer employees directly employed by the Partnership to the Ordinary Partners or an entity directed by the Ordinary Partners.

Section 12.2	Right to Acquire Managing Partner Units

Upon the happening of any of the events specified in Section 2.8 hereof, any one or more of the Ordinary Partners may purchase all but not less than all of the Class A Units held by the Managing Partner for consideration in an amount having a value equal to the amount that the Managing Partner would have received under Section 12.1(d) .

Section 12.3	Tax Catch-Up Balance

In the event that the Partnership is terminated or the Managing Partner withdraws from the Partnership at a time when there is a positive Tax Catch-Up Amount balance and the Partnership is in a taxable position, the Managing Partner and the Ordinary Partners shall determine, acting reasonably, an amount to be paid by the Managing Partner to the Ordinary Partners on account thereof.

ARTICLE 13
AMENDMENT OF AGREEMENT

Section 13.1	Amendment by Managing Partner

The Managing Partner may, without prior notice to or consent from any Ordinary Partner, amend this Agreement:

(a)	in order to protect the interests of the Ordinary Partners if necessary in the opinion of the Managing Partner acting reasonably;

(b)	to permit the admission, substitution, withdrawal or removal of Ordinary Partners in accordance with this Agreement;

(c)

to effect a change that, as determined by the Managing Partner, is reasonable, necessary or appropriate to enable the Partnership to take advantage of, or not be detrimentally affected by, changes in applicable laws;

(d)	to cure any ambiguity or clerical error or to correct, change, amend or supplement any provision contained herein which may be defective or inconsistent with any other provision in this Agreement; or

(e)	to effect a change that, as determined by the Managing Partner acting reasonably, does not adversely affect the interests of any Ordinary Partner.

Within fifteen (15) days following the date any amendment to this Agreement made pursuant to this Section 13.1 becomes effective, the Managing Partner shall provide Ordinary Partners with full details of the amendment.

Section 13.2	Amendment by Ordinary Partners

The Ordinary Partners may, by Special Resolution and with the concurrence of the Ordinary Partner, amend this Agreement.

ARTICLE 14
UNDERTAKING

Section 14.1	Undertaking

Until such time as this Agreement is terminated, neither Sprott Lending Consulting LP, nor any affiliate thereof (as defined in the Securities Act (Ontario)), shall manage any entity that is principally engaged in providing bridge or mezzanine loans to businesses in the natural resource sector.

ARTICLE 15
MISCELLANEOUS PROVISIONS

Section 15.1	Notices

Any notice to be given under this Agreement shall be in writing and shall be delivered, mailed by prepaid mail or sent by telecopy addressed to a Partner as its address as shown on the Register. All such notices shall if delivered, be deemed to have been received upon receipt; if transmitted by facsimile, e-mail or other similar method of transmission, be deemed to have been given on the next business day following the day they were sent; and if mailed, be deemed to have been given on the fifth business day following the date they were mailed. In the event of disruption of normal postal service, notice shall be made by delivery, facsimile, e-mail or other similar transmission only.

Section 15.2	Binding Effect

This Agreement shall enure to the benefit of and be binding upon the parties hereto, and their respective administrators, successors and permitted assigns.

Section 15.3	Governing Law

This Agreement shall be interpreted according to and shall be governed by the laws of the Province of Ontario. Should any dispute arise in connection with this Agreement, including, but without restricting the generality of the foregoing, any question in respect of the interpretation, validity, termination or non-termination of this Agreement, the parties agree to submit to the exclusive jurisdiction of the courts of the Province of Ontario.

Section 15.4	Other Instruments

The parties hereto covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient to effectuate and carry out the Partnership created by this Agreement and the transactions contemplated hereby.

Section 15.5	Legal Construction

In case any one or more of the provisions contained in this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. Furthermore, in lieu of each such invalid, illegal or unenforceable provisions, there shall be added automatically as a part of this Agreement, a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be valid, legal and enforceable.

Section 15.6	Counterparts

This Agreement may be executed in any number of counterparts by facsimile or PDF execution with the same effect as if all parties hereto had signed the same document. This Agreement may also be adopted in any subscription form or similar instrument signed by an Ordinary Partner, with the same effect as if such Ordinary Partner had executed a counterpart of this Agreement. All counterparts and adopting instruments shall be construed together and shall constitute one and the same Agreement.

Section 15.7	Taxes

All amounts paid or payable to a Partner under this Agreement, including any distributions made under Article 9, are made inclusive of any applicable Taxes.

Section 15.8	Time

Time shall be of the essence of this Agreement.

Section 15.9	Currency

All amounts referred to in this Agreement and all references to “dollars” shall be deemed to be and to refer to Canadian dollars.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

SPROTT RESOURCE LENDING CORP.

By:	(Signed) A. Murray Sinclair
Name:	A. Murray Sinclair
Title:	Chairman of the Board

7603908 CANADA INC.

By:	(Signed) Jim Grosdanis
Name:	Jim Grosdanis
Title:	Chief Financial Officer

SPROTT LENDING CONSULTING LP,
by its general partner,
SPROTT LENDING CONSULTING GP INC.

By:	(Signed) Peter Grosskopf
Name:	Peter Grosskopf
Title:	President and Chief Executive Officer